

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047135

March 9, 2005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company
Incoming letter dated February 22, 2005

Dear Ms. Leung:

This is in response to your letters dated February 22, 2005, March 2, 2005, and March 7, 2005 concerning the shareholder proposals submitted to Bristol-Myers by Dundas I. Flaherty and the Sisters of Charity of St. Elizabeth. We also have received letters on behalf of Dundas I. Flaherty dated February 7, 2005 and February 24, 2005.

On February 7, 2005, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal submitted by the Sisters of Charity of St. Elizabeth from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(i)(6). We also expressed our informal view that Bristol-Myers could exclude the proposal submitted by Dundas I. Flaherty in reliance on rule 14a-8(i)(11) because it was substantially duplicative of the Sisters of Charity of St. Elizabeth proposal that will be included in Bristol-Myers' 2005 proxy materials. You have asked us to reconsider our position. Specifically, you have asked us to address the remaining bases under which Bristol-Myers believes it may exclude the proposal submitted by Dundas I. Flaherty.

After reviewing the information contained in your letters, we find no basis to reconsider our position.







Sincerely,

Martin P. Dunn
Deputy Director

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

**Sandra Leung**
Vice President & Secretary

March 7, 2005



By Fax and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request for Reconsideration – Second Supplemental Letter
Proposal of Mr. Dundas Flaherty and the Sisters of Charity of St. Elizabeth
Division of Corporation Finance Response Dated February 7, 2005 (Rule 14a-8)

Ladies & Gentlemen:

Further to my supplemental letter dated March 7, 2005 relating to the above-referred matter, this will confirm that Bristol-Myers Squibb does not intend to include in its 2005 proxy materials the stockholder proposal submitted by the Sisters of Charity of Saint Elizabeth.

Sincerely,



Sandra Leung

cc: Mr. Dundas I. Flaherty
3749 Malibu Vista Drive
Malibu, CA 90265

Mr. Cornish Hitchcock, Esq.
501 Wisconsin Avenue, NW
Washington, DC 20015

Mr. Dan Rosan
Interfaith Center on Corporate Responsibility
475 Riverside Drive, Room 1842
New York, NY 10115

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
Sisters of Charity of St. Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

 Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

February 22, 2005

RECEIVED
2005 FEB 25 AM 9:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Fax and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request for Reconsideration: Bristol-Myers Squibb Company – Proposals of Mr. Dundas Flaherty and the Sisters of Charity of Saint Elizabeth; Division of Corporation Finance Response Dated February 7, 2005 (Rule 14a-8)

Ladies & Gentlemen:

We respectfully request that the Staff reconsider its response, dated February 7, 2005 (the "Response"), to a no-action letter request that Bristol-Myers Squibb (the "Company") submitted to the Staff on December 29, 2004 (the "Request"). Because the Staff's Response did not address all of the Company's grounds for excluding a stockholder proposal submitted by Mr. Dundas Flaherty (the "Flaherty Proposal") from its 2005 proxy materials, we ask that the Staff review that Proposal under those grounds on reconsideration. A copy of the Response is enclosed as Exhibit A, and a copy of the Request is enclosed as Exhibit B.

By way of background, at issue in the Company's Request and the Staff's Response were two stockholder proposals, relating to separating the roles of the Chairman and Chief Executive Officer, submitted respectively Mr. Flaherty and by the Sisters of Charity of Saint Elizabeth (the "Sisters Proposal"). At the time that it issued its Response, the Staff apparently was not aware that the Sisters Proposal had been withdrawn. Thus, the Staff did not address the Flaherty Proposal on all grounds asserted by the Company in its Request. Mr. Cornish Hitchcock has informed us that he speaks on behalf of the proponents of both Proposals.

We seek reconsideration with great reluctance in light of the volume of Rule 14a-8 submissions the Staff must address this time of year. Indeed, we sought to resolve the matter short of seeking reconsideration by trying to reach an agreement with the proponents that would allow the Sisters of Charity to cancel the withdrawal of their Proposal, which the Company would then include in its 2005 proxy materials. However, on February 21, 2005, the proponents rejected the Company's offer through Mr.

Hitchcock, and stated their preference that the Company submit this reconsideration request and formally seek the Staff's views on the Flaherty Proposal.

In effect, this request for reconsideration is not about *whether* one of the proposals will be included in the Company's 2005 proxy materials, but rather it is about *which* of the two proposals will be included. If the Staff concurs in the exclusion of the Flaherty Proposal under 14a-8(i)(6) or 14a-8(i)(8), the Company will permit the proponent of the Sisters Proposal to cancel its withdrawal of that Proposal; if the proponent does so, the Company will include the Sisters Proposal in its 2005 proxy materials. If the Staff does not concur in the exclusion of the Flaherty Proposal, and the withdrawal of the Sisters Proposal remains in effect, the Company will include the Flaherty Proposal in its proxy materials.

While the proponents appear to prefer the Flaherty Proposal, the Company does not wish to include the Flaherty Proposal because statements and characterizations in the supporting statement unfairly, and without factual support, question the judgement and integrity of the Company's Chairman and CEO. (As noted below, and explained in our initial Request, those statements in the Flaherty supporting statement independently should provide grounds for the Company to exclude that Proposal under Rule 14a-8(i)(8).) In addition, as explained below, and more fully in the Request, the Company does not believe it is required to include the Flaherty Proposal in its proxy materials because its resolution and supporting statement are drafted in a manner that makes it excludable under Rule 14a-8(i)(6) and 14a-8(i)(8).

In its initial Request, the Company sought relief under Rule 14a-8(i)(6) with regard to both proposals and under Rules 14a-8(i)(8) and 14a-8(i)(11) with regard to the Flaherty Proposal. In its Response, the Staff did not concur in the exclusion of the Sisters Proposal under 14a-8(i)(6). However, the Staff concurred in the exclusion of the Flaherty Proposal under Rule 14a-8(i)(11) given that the Flaherty Proposal was substantially duplicative of the Sisters Proposal that would be included in the Company's 2005 proxy materials. As previously noted, the Staff apparently was not aware that the Sisters Proposal had been withdrawn and did not address the Flaherty Proposal under Rules 14a-8(i)(6) and 14a-8(i)(8).

Accordingly, we request that the Staff, reconsider its Response, and upon reconsideration address the applicability of Rules 14a-8(i)(6) and 14a-8(i)(8) to the Flaherty Proposal.

**Reconsideration under 14a-8(i)(6)**

In its response, the Staff did not address whether it concurred in the Company's view that it may exclude the Flaherty proposal under Rule 14a-8(i)(6). Accordingly, the Company requests once again that the Staff concur in the exclusion of the Flaherty Proposal under 14a-8(i)(6). The Company believes this proposal may be excluded because the Company does not have the power or authority to ensure that an independent director will be elected by stockholders and appointed by the Board as Chairman. Additionally, neither the Company nor the board of directors can ensure that the Chairman will retain his or her independence at all times. The Staff has concurred in the exclusion of similar proposals including in Cintas Corporation (August 27, 2004) and more recently in Intel Corporation (February 7, 2005), LSB Bancshares, Inc. (February 7, 2005), and General Electric Company (January 14, 2005). For example, in LSB Bancshares the Staff concurred in the exclusion of a proposal requesting that an independent director serve as Chairman of the Board and that the Chairman could not concurrently serve as CEO. Like Cintas, Intel, LSB Bancshares, and General Electric, the Flaherty Proposal does not provide an opportunity or mechanism for the Board to cure a violation of the standard requested in the proposal.

We recognize that in some instances the Staff has declined to concur in the exclusion of similar proposals under Rule 14a-8(i)(6) that were drafted to provide the Company with flexibility in the event that it was unable to ensure the continued independence of the Chairman of the Board. See, e.g., Merck & Co. Inc. (December 29, 2004) (denying relief where the proposal requested the board establish a policy of separating the roles of Chairman and CEO "whenever possible"). We note that in this regard the Sisters Proposal gave the Board an opportunity to cure a violation because it requested separation of the roles of Chairman and CEO "whenever possible," and we believe that that is why the Staff did not concur in the exclusion of that proposal under 14a-8(i)(6). However, the Flaherty proposal provides no such flexibility, and the Staff should concur that the Flaherty Proposal may be omitted under 14a-8(i)(6).

**Reconsideration under 14a-8(i)(8)**

If the Staff does not concur in the exclusion of the Flaherty Proposal under 14a-8(i)(6), the Company requests that the Staff concur in the exclusion of the proposal under 14a-8(i)(8) -- the second ground that the Staff did not address in its Response. As explained in the Request – and based on the precedent cited in the Request -- the Company believes the Flaherty Proposal, including the supporting statement, questions the business judgment and integrity of the Chairman and CEO and attempts to thwart his re-election to the Board at the 2005 Annual Meeting. Accordingly, the Company seeks the Staff's concurrence on reconsideration that the Flaherty Proposal may be omitted under 14a-8(i)(8) if it does not grant relief under 14a-8(i)(6).

---

The Company intends to file a preliminary proxy statement on March 11, 2005. Accordingly, we respectfully request that the Staff consider our request and respond no later than March 10, 2005. Please feel free to contact me with any questions at (212) 546-4260.

Very truly yours,



Sandra Leung
Vice President and Secretary

Enclosures

cc: Mr. Dundas I. Flaherty
3749 Malibu Vista Drive
Malibu, CA 90265

Mr. Cornish Hitchcock, Esq.
5301 Wisconsin Avenue, NW
Washington, DC 20015

Mr. Dan Rosan
Interfaith Center on Corporate Responsibility
475 Riverside Drive, Room 1842
New York, NY 10115

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
Sisters of Charity of St. Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

February 7, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2004

The first proposal requests that the board of directors establish a policy of, whenever possible, separating the roles of chairman and chief executive officer so that an independent director who has not served as an executive officer of the company serves as chair of the board of directors. The second proposal urges the board of directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the company shall serve as chairman of the board.

We are unable to concur in your view that Bristol-Myers may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Bristol-Myers may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of the first proposal that will be included in Bristol-Myers' 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Bristol-Myers relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor



# Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

**1934 Act, Section 14(a)**
**Rules 14a-8(i)(6), (i)(11), and (i)(8)**

December 29, 2004

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of a Stockholder Proposal Submitted by Sisters of Charity of Saint Elizabeth and a separate Stockholder Proposal Submitted by Mr. Dundas I. Flaherty

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2005 proxy materials each of two separate stockholder proposals and statements of support submitted by the Sisters of Charity of Saint Elizabeth (the "Sisters of Charity Proposal") and Mr. Dundas Flaherty (the "Flaherty Proposal") for inclusion in the Company's 2005 proxy materials. The Proposals are enclosed herewith. We have sent a copy of this letter to the proponents as formal notice of our intent to exclude the Proposals.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with the Proposals as Exhibits A and B.

The resolution portion of the Sisters of Charity Proposal states:

*RESOLVED: The shareholders of the Bristol-Meyers [sic] Squibb Corporation (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the*

*Board of Directors.*

The resolution portion of the Flaherty Proposal states:

*RESOLVED: The shareholders of Bristol-Myers Squibb ("BMS") urge the Board of Directors (the "Board") to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board.*

It is our opinion that both Proposals are excludable under Rule 14a-8(i)(6) because they are beyond the power of the board to implement. If the Staff does not concur that the Company may omit both Proposals under Rule 14a-8(i)(6), the Company requests the Staff's concurrence that the Flaherty Proposal may be omitted under Rule 14a-8(i)(11) because it substantially duplicates the Sisters of Charity Proposal which was previously submitted, or under Rule 14a-8(i)(8) because it relates to the election of directors at the upcoming annual meeting.

## I. Rule 14a-8(i)(6): Sisters of Charity Proposal and Flaherty Proposal

As noted above, the Company believes it may exclude the Sisters of Charity Proposal and the Flaherty Proposal under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a company may omit a proposal if the company would lack the power or authority to implement the proposal. The Proposals require that the chairman of the Board of Directors be an "independent director" but neither proposal defines "independent." The Proposals only refer to an independent director who has not served as an executive officer or chief executive officer of the Company. Bristol-Myers does not have the power or authority to ensure that an independent director, however that term is defined, is elected and appointed as chairman of the Board. Further, Bristol-Myers cannot ensure that an elected director will be qualified and willing to serve as chairman.

Bristol-Myers is incorporated in Delaware and is subject to the Delaware General Corporation Law (the "DGCL"). Under Section 211 of the DGCL, Bristol-Myers' directors are elected by stockholders. While vacancies may be filled by the affirmative vote of a majority of the remaining directors, a person appointed to fill a vacancy must stand for election after expiration of the initial term. Thus, it is the Company's stockholders that determine who will serve as directors. It is not, therefore, within the Board's power to ensure that a sufficient number of independent directors would be elected to the board to serve as chairman as well as to serve on board audit, corporate governance, and compensation committees, each of which must be staffed with "independent" directors under NYSE listing standards. Further, even if a sufficient number of independent directors willing to serve on the Board was found, it does not necessarily follow that one of those directors would have the time, desire, and qualifications to devote to such an important position as chairman.

The Staff has concurred in the exclusion of proposals similar to the Sisters of Charity Proposal and the Flaherty Proposal. For example, in Cintas Corporation (August 27, 2004) the staff granted relief under 14a-8(i)(6) where the proposal requested adoption of a policy that the Chair of the Board be an independent director who had not previously served as an executive officer. The Staff noted in particular that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." Also, in H.J. Heinz Company (June 14, 2004), the staff granted relief under 14a-8(i)(6) where the proposal requested the bylaws be amended to require an independent director who had not served as an officer serve as Chairman and that the office of President and CEO be held by two different individuals. The Staff noted in particular that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." See also Bank of America Corporation (February 24, 2004) (granting relief under 14a-8(i)(6) where the proposal recommended a bylaw amendment to separate the Chairman and CEO positions and required that an independent director serve as Chairman); Wachovia Corporation (February 24, 2004) (same); AmSouth Bancorporation (February 24, 2004) (same); SouthTrust Corporation (January 16, 2004) (same).

Similar to these cited letters, the Proposals require that an independent director serve as chairman of the Board. Given that the Board does not have the power or authority to require that an independent director serve as chairman, the Company believes both Proposals are excludable under 14a-8(i)(6).

We are aware that the Staff denied relief in The Walt Disney Company (November 24, 2004) where the proposal requested a policy that the chairman of the board always be independent. That letter is distinguishable because the proposal provided an exception to the independence requirement "in rare and explicitly spelled out, extraordinary circumstances." That qualification is not included in the Proposals. Accordingly, the Company believes that, like Cintas, Heinz, and other letters, the Proposals are excludable under 14a-8(i)(6).

## II. Rule 14a-8(i)(11): Flaherty Proposal

If the Staff does not concur that the Sisters of Charity Proposal may be omitted under Rule 14a-8(i)(6) so that the Company must include it in its proxy materials, the Company requests the Staff's concurrence that the Flaherty Proposal may be omitted under Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the exclusion of a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." This provision is intended "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC

Exchange Act Release No. 24-12999 (1976).

The Company received the Sisters of Charity Proposal on November 8, 2004 and did not receive the Flaherty Proposal until November 16, 2004. If the Staff does not concur that the Proposals may be omitted under Rule 14a-8(i)(6), the Company will include the Sisters of Charity Proposal in the proxy materials for the 2005 Annual Meeting.

The Staff has previously granted relief under Rule 14a-8(i)(11) where two proposals relating to separation of the roles of Chairman and CEO were independently submitted for the same meeting. In Sempra Energy (January 23, 2004), the Staff concurred in the exclusion of a proposal requesting that the board amend the bylaws to require that an independent director serve as Chairman and requiring that the Chairman not concurrently serve as CEO because it was substantially duplicative of a proposal recommending that the board be chaired by an independent director rather than an executive. Similar to Sempra Energy, the Flaherty Proposal requests the board amend the bylaws to require that an independent director, who has not served as CEO, serve as Chairman, and the Sisters of Charity Proposal requests that a policy be established that the board be chaired by an independent director, who has not served as an executive officer, and that the roles of Chairman and CEO be separated. Like Sempra Energy, the staff should concur that the Flaherty Proposal is excludable under Rule 14a-8(i)(11). See also Bristol-Myers Squibb Company (February 10, 2004) (granting relief under 14a-8(i)(11) where both proposals related to separating the roles of Chairman and CEO).

**III. Rule 14a-8(i)(8): Flaherty Proposal**

If the Staff does not concur that the Flaherty Proposal may be omitted under Rule 14a-8(i)(6) or 14a-8(i)(11), the Company requests the Staff's concurrence that the Flaherty Proposal may be omitted under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) provides that a company may omit a proposal if it relates to an election for membership on the company's board of directors. The Staff has previously granted relief where it believed a proposal and supporting statement questioned the business judgment of a director who would stand for reelection at the upcoming meeting of shareholders.
For example, in Exxon Mobil Corporation (March 20, 2002) ("Exxon Mobil"), the Staff granted relief under 14a-8(i)(8) where the supporting statement, among other things, questioned whether the board could properly *oversee* the actions of the Chairman and CEO. The Staff noted in particular that the proposal and supporting statement appeared "to question the business judgment of [the company's] chairman" who would stand for reelection at the upcoming meeting. We are aware that the Staff denied relief under 14a-8(i)(8) in Exxon Mobil Corporation (March 24, 2003) when the same proponent in Exxon Mobil submitted a similar proposal. However, in that case, the proponent did not include the same supporting statement that was submitted the previous year.

In our case, the Company's Chief Executive Officer serves as the Chairman and will stand for re-election at the 2005 Annual Meeting. The Flaherty Proposal, including the supporting statement, questions the business judgment and integrity of the Chairman and attempts to thwart his re-election. For example, the proponent states "it is unrealistic to expect a CEO, especially one facing serious performance problems, to lead the board in changing itself; it is equally unrealistic to expect the board to *oversee* the performance of its nominal chairman" (emphasis added). Further, the proponent suggests, without factual support, that the Chairman does not challenge management to "deliver great performance." These statements clearly question the Chairman's integrity and business judgment and are intended to prevent his re-election at the upcoming meeting. See AT&T Corp. (February 13, 2001) (granting relief under 14a-8(i)(8) where the proposal requested the chairman be an independent director, and where the supporting statement questioned the Chairman and CEO judgments, including stating that total debt "mushroomed" during his tenure); Foster Wheeler Corporation (February 5, 2001) (granting relief under 14a-8(i)(8) where the proposal requested that if the chairman was reelected that he be removed and replaced with an independent director, and where the supporting statement questioned the Chairman and CEO judgments, including stating that shareholder value was not positively impacted during his tenure).

Additionally, the Company believes the supporting statement also seeks to prevent the re-election of other directors. For example, in discussing the length of service and age of certain directors, the proponent states "as the company must replenish itself with new products and new people, so the board needs to renew itself." Additionally, the proponent states that the "board will need **new strengths** to find opportunity in advancing science and evolving markets" (emphasis added). These statements clearly question the business judgment of directors and are intended to prevent their re-election at the upcoming meeting.

Accordingly, because the Flaherty Proposal questions the business judgment and integrity of the Company's directors, it relates to the election for membership on the company's board at the upcoming annual meeting, and is excludable under Rule 14a-8(i)(8).

## Conclusion

Based on the foregoing, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Bristol-Myers omits both the Sisters of Charity Proposal and the Flaherty Proposal from its 2005 proxy materials under Rule 14a-8(i)(6). Alternatively, we request the Staff's concurrence that Bristol-Myers may omit the Flaherty Proposal under Rule 14a-8(i)(11) or 14a-8(i)(8).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 28, 2005, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Thank you.

Very truly yours,



Sandra Leung
Vice President and Secretary

Enclosures

cc: Mr. Dundas I. Flaherty
3749 Malibu Vista Drive
Malibu, CA 90265

Mr. Cornish Hitchcock, Esq.
5301 Wisconsin Avenue, NW
Washington, DC 20015

Mr. Dan Rosan
Interfaith Center on Corporate Responsibility
475 Riverside Drive, Room 1842
New York, NY 10115

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
Sisters of Charity of St. Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

**EXHIBIT A**

Resolved: The shareholders of Bristol-Myers Squibb ("BMS") urge the Board of Directors (the "Board") to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board.

Supporting Statement

Since 2000 BMS's performance has been disappointing.

- The stock price is down by two-thirds.
- Earnings are down and heading lower, without prospect for recovery until 2007 or later.
- The company has not brought new medicines to market as needed to get sales growing again at a healthy rate.
- Legal problems have cost more than $1 billion in payments so far.
- Long-term debt is up from $1.3 billion to $8.5 billion.

We believe that the company's disappointing record makes an overwhelming case for revitalizing the board and the way it works. All of BMS's independent directors have served since 1998 or before. As three of them reached or neared the retirement age of 70, the board raised the retirement age to 72. While we appreciate directors' service, we believe that is a step in the wrong direction. As the company must replenish itself with new products and new people, so the board needs to renew itself. Fresh views can help solve old problems.

In our view, it is unrealistic to expect a CEO, especially one facing serious performance problems, to lead the board in changing itself; it is equally unrealistic to expect the board to oversee the performance of its nominal chairman. Such an arrangement leaves no one responsible for the board.

It is realistic to separate the CEO and chairman jobs, so that the chairman leads the board, the board genuinely oversees the CEO, and the CEO leads the company. A non-executive chairman can lead the orderly succession of board members, bringing in needed strengths, and help improve board processes to come to grips with poor performance.

Separating the CEO and chairman jobs is a reform that works. *Barron's* recently reported:

> According to a recent report by Richard Bernstein, chief U.S. strategist at Merrill Lynch, of the 100 largest companies in the Standard & Poor's 500, those splitting the top two positions "have, as a class, outperformed those that haven't over the last decade." Indeed, those with split roles had an average annual return of 22%, compared with 18% for those without a split.

The science underlying medicines is moving faster than ever, and the marketplace is evolving in ways that challenge drug companies to keep up. Drugs will thrive on clinical merit, not personal selling, advertising, and price increases. Drugs will be smarter and more targeted, with perhaps fewer blockbusters. BMS's board will need new strengths to find opportunity in advancing science and evolving markets.

We believe that shareholders deserve a chairman not tied to management who will challenge management to deliver great performance and nothing less.

Please vote FOR this proposal.

EXHIBIT B

## SEPARATING THE ROLES OF CHAIR AND CEO

**Resolved**: The shareholders of the Bristol-Meyers Squibb Corporation (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2005 shareholder meeting.

### SUPPORTING STATEMENT

We believe in the principle of the separation of the roles of Chairman and Chief Executive Officer. This is a basic element of sound corporate governance practice. In addition, the lack of access to medicines has created a leadership crisis at our company which a separation of the Chair and CEO would begin to address.

We believe an independent Board Chair – separated from the CEO – is the preferable form of corporate governance. The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

The Board will likely accomplish both roles more effectively by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address complex policy issues facing our company, foremost among them the crisis in access to pharmaceutical products.

Millions of Americans and others around the world have no access to our company's life-saving medicines. This is an emergency, and our company's charitable work, while laudable, is neither a sufficient nor strategic response. We believe an independent Chair and vigorous Board will bring greater focus to this ethical imperative, and be better able to forge solutions for shareholders and patients to address this crisis.

The current business model of the pharmaceutical sector is undergoing significant challenges. The industry has generated substantial revenue from American purchasers, who pay higher prices for medicines than people in other developed countries. Pressure on drug pricing and dependence on this business model may impact our company's long-term value.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CFHITCHCOCK@YAHOO.COM


RECD S.E.C.
FEB - 7 2005
1086

7 February 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

By hand

Re: Shareholder proposal to Bristol-Myers Squibb Co. from Dundas I. Flaherty

Dear Counsel:

This letter will supplement my letter dated 28 January 2005 to the request for no-action relief from Bristol-Myers Squibb Co. dated 29 December 2004.

1. Bristol-Myers' objection to Mr. Flaherty's resolution based on Rule 14a-8(i)(11) is now moot, for the proponent of the earlier filed resolution has withdrawn that resolution, as evidenced by the attached letter.

2. Bristol-Myers' remaining objections under Rule 14a-8(i)(6) and (i)(3) were addressed in my prior letter, which explained why the Company's points lack merit. That letter also stated that, if the Division should conclude otherwise, Mr. Flaherty is willing to make such revisions as the Division may deem necessary.

Thank you for your consideration of these points. Please do not hesitate to contact me if you require further information.

Very truly yours,

Cornish F. Hitchcock

cc: Sandra Leung, Esq.


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

February 1, 2005

Mr. Peter R. Dolan, CEO
Bristol – Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037

Dear Mr. Dolan,

**By Fax:** 212- 605-9667
**Original by Mail**

Pursuant to my understanding that a proposal similar to ours has been filed regarding the role of corporate governance, I am, **hereby authorized to withdraw a shareholder resolution entitled, "Separating the Roles of Chair and CEO"**, submitted to the Company for inclusion in the Proxy Statement for the Annual Meeting on behalf of the:

Sisters of Charity, New York, New York
Catholic Health Initiative, Denver, Colorado
Christus Health, Houston, Texas
Bon Secours Health System, Inc., Marriottsville, Maryland
Northwest Coalition for Responsible Investment, Seattle, Washington
Adrian Dominican Sisters, Detroit, Michigan and
The Sisters of Charity of Saint Elizabeth, Convent Station, New Jersey

We would very much appreciate an opportunity to discuss the complex issues of prescription drug pricing and access to theses drugs in an informative and constructive dialogue with our Company on this critical issue.

Sincerely,

Sister Rosemary Moynihan

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility

cc: Sister Barbara Aires, Sisters of Charity of Saint Elizabeth
Sister Judy Byron, Northwest Coalition for Responsible Investment
Donna Meyer, Christus Health
Sister Claire Regan, Sisters of Charity, New York
Everd O. Rutledge, Bon Secours Health System, Inc.
Colleen Scanlon, Catholic Health Initiative
Margaret Weber, Adrian Dominican Sisters


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY

GENERAL COUNCILOR
RMOYNIHAN@SCNJ.ORG

973.290.5403
973.290.5335
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL:
CFHITCHCOCK@YAHOO.COM

24 February 2005



Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request for reconsideration by Bristol-Myers Squibb Co.
re shareholder proposal of Dundas I. Flaherty

Dear Counsel:

I write on behalf of Dundas I. Flaherty in response to the letter from Bristol-Myers Squibb Co. ("Bristol-Myers" or the "Company") dated 22 February 2005 that seeks reconsideration of the Division's response dated 7 February 2005.

We do not disagree with the Company's position that the Division may properly reconsider exclusions that the Company raised, but that were not addressed because the Division relied on the (i)(11) exclusion in light of the prior submission of a proposal from the Sisters of Charity.

My letter dated 28 January 2005 explained why the (i)(6) and (i)(8) exclusions do not independently warrant exclusion of Mr. Flaherty's resolution. A copy of that letter is attached, and we will not repeat the points made there. Should the Division disagree, we reiterate Mr. Flaherty's willingness to revise the proposal as the Division may deem warranted, as the Division has allowed under both the (i)(6) exclusion, *Cendant Corp.* (16 January 2004), *Gillette Co.* (10 March 2003), *Selective Insurance Group, Inc.* (24 March 2003), and the (i)(8) exclusion, *Peabody Energy Co.* (19 February 2004).

Thank you for your consideration of these matters.

Very truly yours,



cc: Sandra Leung, Esq.
Mr. Dundas I. Flaherty
Mr. Dan Rosan

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

28 January 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Bristol-Myers Squibb Co. from Dundas I. Flaherty

BY HAND

Dear Counsel:

I have been asked to respond on behalf of Dundas I. Flaherty to the letter from counsel for Bristol-Myers Squibb Co. ("Bristol-Myers" or the "Company") dated 29 December 2004, in which Bristol-Myers advises that it plans to omit from its 2005 proxy materials Mr. Flaherty's resolution to split the positions of chairman of the board and chief executive officer ("CEO"). For the reasons set forth below, Mr. Flaherty respectfully ask that the Division deny the no-action relief that Bristol-Myers seeks.

Mr. Flaherty's Resolution.

Mr. Flaherty is a long-time Bristol-Myers shareholder who owns approximately 150,000 shares of Bristol-Myers common stock. The resolution being challenged here is an updated version of a proposal that he submitted at the Company's 2003 and 2004 annual meetings and that received approximately 40 percent of the votes cast at both meetings. In neither instance did the Company object to any provision of his proposals, nor did the Company seek no-action relief.

Mr. Flaherty's proposal states: "Resolved: The shareholders of Bristol-Myers Squibb ("BMS") urge the Board of Directors (the 'Board') to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board."

Bristol-Myers argues that the resolution may be excluded under three provisions in Rule 14a-8: (a) Rule 14a-8(i)(11), because the Company has received and plans to include in its proxy materials a resolution on the same topic; (b) Rule 14a-

8(i)(6), because the resolution is allegedly beyond the Board's power to implement; and (c) Rule 14a-8(i)(8) because it allegedly relates to an election of a director. Bristol-Myers bears the burden of demonstrating the applicability of these exclusions, and, as we now demonstrate, the Company has not sustained its burden of proof as to any of them.

1. Rule 14a-8(i)(11) – "substantially duplicative" proposal.

Bristol-Myers first objects that Mr. Flaherty's proposal is substantially duplicative of a resolution that the Company received several days earlier than Mr. Flaherty's proposal from the Sisters of Charity of Saint Elizabeth. Bristol-Myers is challenging the Sisters of Charity's proposal under the (i)(6) exclusion, however, and the Company will print the Sisters' resolution only if the Division rejects the Company's request for no-action relief.

The Company's commitment to print the Sisters' resolution is thus conditional on the Division's determination with respect to the Company's objection to the Sisters' proposal. Should the Division grant relief as to the Sisters' proposal, then the (i)(11) exclusion would no longer apply to Mr. Flaherty's proposal.

2. Rule 14a-8(i)(6) – "beyond the board's power to effectuate."

Mr. Flaherty's proposal is a precatory proposal that urges the Bristol-Myers board to amend the bylaws to require that an independent director who has not served as CEO shall serve as chairman. The Company's objection is that the board cannot effectuate this recommendation because shareholders elect the directors and there may not be enough independent directors to carry out this policy.

We acknowledge that the Division has in the past granted no-action relief in the letters that Bristol-Myers cites dealing with other resolutions that sought to address this topic. As we understand the concern, it is that even if a company should nominate a majority of independent directors, there is no guarantee that those directors will be elected – for example, if there is a proxy challenge and the insurgent directors would not, for some reason, be considered "independent." Similarly, in *Cintas Corp.* (27 August 2004), the concern was expressed that even if an independent director were named chairman, there might be situations in which he or she lost that independent status, yet the resolution in that case did not provide flexibility to deal with that situation.

We submit that any concerns that might have driven the results in those letters are inapplicable here, particularly in light of the recent change in listing standards of the New York Stock Exchange ("NYSE"), which require Bristol-Myers as a listed company to have a majority of independent directors on its board. NYSE Section 303A(1) of the NYSE Manual could not be clearer on this point:

"Listed companies must have a majority of independent directors."

This is not hortatory language, but a requirement: It is something that listed companies "must" do.

The Commission approved this requirement in Release No. 23-48745 (4 November 2003). Nowhere in the Release did the Commission consider rejecting this standard on the ground that the shareholders elect the directors, and the shareholders might elect a dissident slate with the result that a majority of shareholders was no longer "independent." Indeed, the Commission's analysis of public comments treated the requirement of board independence as a straight-forward and positive virtue. In the Discussion portion of that Release (Part V), the Commission noted in discussing the "Definition of Independent Director and Composition of Board of Directors" that: "A number of commenters supported these rule amendments, although a few commenters voiced their objections. The Commission believes that requiring boards to have a majority of independent directors should increase the likelihood that boards will make decisions in the best interests of shareholders."

If this "requirement" of independence were truly impossible to effectuate, then presumably the Commission would not have made it a requirement for companies that wish to list and trade their shares on the New York Stock Exchange. (The Release approved a comparable requirement for the NASDAQ.) Under the circumstances, it is not tenable for a listed company such as Bristol-Myers to argue that the board cannot effectuate a policy of having an independent chairman who has not served as CEO because there may be too few independent directors from which to choose. In the (we submit) highly unlikely event that Bristol-Myers shareholders should vote down a Company-nominated slate of independent directors in favor of a slate of non-independent directors, with the result that only a small number of independent directors remained, it would still be incumbent upon the board to take steps to come into compliance with the NYSE listing standard, perhaps by expanding the size of the board.

Under the circumstances, we submit that Bristol-Myers' objections based on the fact that there might be too few directors to effectuate the policy that Mr. Flaherty is recommending is at odds with the Commission's recent determination that a majority of independent directors is a "must" for NYSE-listed companies. To the extent that any prior rulings of the Division may suggest a contrary result, we submit that they should be reconsidered and overruled.

That being said, Mr. Flaherty is willing to amend the proposal to satisfy any concerns that might exist with respect to the (i)(6) exclusion by urging the Company to adopt a policy (not a bylaw) that the two positions should be split "whenever possible" or "to the extent possible." The Division has approved the "whenever possible" formulation in *Merck & Co.* (29 December 2004) involving a similar policy proposal to split the two positions, rejecting in the process the company's reliance on

*Cintas* and other no-action letters that Bristol-Myers cites here.[1]

3. Rule 14a-8(i)(8) – relating to the election of a director.

Bristol-Myers' final objection is that certain statements in the supporting statement would violate Rule 14a-8(i)(8) because they question the business judgment of a director or directors who is standing for election this year. The Company's objections do not warrant exclusion of the proposal.

Mr. Flaherty's resolution does not mention by name a single director, nor does the resolution impugn anyone's competence. It makes the argument for splitting the chairman and CEO positions at a policy level and makes arguments suggesting why such an approach would be useful at this time, given the challenges that the Company currently faces.

The Company cites various no-action letters that supposedly support its view that Mr. Flaherty's resolution may be omitted, but his proposal is light years away from the types of proposals the Company cites. Bristol-Myers showcases *Exxon Mobil Corp.* (20 March 2002), which involved a pointed criticism of the chairman and the board. The chairman was criticized by name and accused of having caused "harm" to the corporation, and the board was accused of "failing to protect the company from reputation harm" caused by the chairman's activities. In *AT&T Corp.* (13 February 2001), chairman Armstrong was criticized five times by name with comments on what had happened during his tenure, but no such personal criticism appears here. Finally, in *Foster Wheeler Corp.* (5 February 2001), the proposal was aimed directly at the chairman, asking that, if he was re-elected, he be removed and replaced with an independent director; the statement also criticized the loss of shareholder value during his tenure.

Mr. Flaherty's proposal, by contrast, never mentions chairman Dolan by name, nor does it make accusations. It is carefully crafted to discuss the situation in which the Company finds itself at the present moment. It notes that the Company has faced performance issues in recent years (which chairman Dolan has candidly acknowledged) and argues that with the need for management to focus on improving performance issues, a board structure that had an independent director as chairman would be superior as a matter of sound corporate governance. The resolution does not suggest that Mr. Dolan has "harmed" the Company or that he personally should be replaced if re-elected. The resolution instead argues that given the current challenges faced at Bristol-Myers, a different governance structure should be utilized – *and 40 percent of Bristol-Myers' shareholders agreed at the 2003 and 2004 annual meetings.*

Bristol-Myers isolates some stray words and phrases to make its case, but the statements it chooses do not make the case for exclusion.

– Paragraph 3 of the supporting statement contains this sentence: "In our view, it is unrealistic to expect a CEO, especially one facing serious performance problems, to lead the board in changing itself; it is equally unrealistic to expect the board to oversee the performance of its chairman." There is no doubt that Bristol-Myers faces performance issues. Indeed, chairman Dolan stated at the 2004 annual meeting that Bristol-Myers expects challenging years to continue into 2007 as the Company goes about executing a new basic strategy. Moreover, the quoted sentence is an opinion – clearly labeled as such – and it does little more than enunciate two core beliefs affecting corporate governance, namely, that the CEO of a company that has had performance problems faces a full-time job improving that performance and that a corporate board can more effectively oversee (for that is the board's job) the performance of a CEO who is not a peer on the board – indeed, the chairman of the board. The following paragraph makes this point and puts the quoted sentence in context. That next paragraph reads: "It is realistic to separate the CEO and chairman jobs, so that the chairman leads the board, the board genuinely oversees the CEO, and the CEO leads the company. A non-executive chairman can lead the orderly succession of board members, bringing in needed strengths, and help improve board processes to come to grips with poor performance.

– Paragraph 7 reads: "We believe that shareholders deserve a chairman not tied to management who will challenge management to deliver great performance and nothing less." Bristol-Myers misreads this general statement of opinion as a statement of fact that chairman Dolan has not challenged management to "deliver great performance." The sentence does not say that. Instead, it states a belief regarding an appropriate governance structure without criticizing any individual.

– Paragraph 2 contains a sentence reading: "As the company must replenish itself with new products and new people, so the board needs to renew itself." Bristol-Myers views this as an attack on the business judgment of individual directors, but nothing could be further from the truth. The paragraph in question refers to the fact (and it is a fact) that as three Bristol-Myers directors approached the mandatory retirement age of 70, the Company raised the limit to 72. The resolution does not say or even hint that any of these directors should not be re-elected on that basis. Indeed, it states that the shareholders "appreciate the directors' service." The point is that, from a governance standpoint, the board will be needing new members in the near future, and one of the tasks facing the Company's chairman is the recruitment of new directors, a task that may be difficult for an executive chairman who is also responsible for day-to-day management of the corporation. The first sentence of the paragraph begins with "[w]e believe," making it clear that the statements in this paragraph are a matter of opinion, and the Company cannot deny that this is an issue confronting the board.

– Bristol-Myers' objection is to the final sentence in the sixth paragraph, which states: "BMS's board will need new strengths to find opportunity in advancing science and evolving markets." Again, this is not a criticism of any directors, but merely a general statement that follows from the preceding sentences in the paragraph (to which Bristol-Myers does not object). The rest of the paragraph states: "The science underlying medicines is moving faster than ever, and the marketplace is evolving in ways that challenge drug companies to keep up. Drugs will thrive on clinical merit, not personal selling, advertising, and price increases. Drugs will be smarter and more targeted with fewer blockbusters." This is a general observation that as the nature of the industry changes, the board will need "new strengths." That statement is proffered as a general, forward-looking view on the challenges that lie ahead and is plainly not a criticism of any individual director who might be seeking election this year.

Thus Mr. Flaherty submits that the Company's criticisms of these individual statements is not well-taken. The challenged statements reflect general statements (often of opinion that are clearly labeled as such) about good governance practices. They do not relate to the election of any specific director or group of directors, all of whom are unopposed in any event.

* * *

For these reasons, Bristol-Myers has not carried its burden of proving that the (i)(8) exclusion is applicable here. That said, if the Division should disagree with that assessment, Mr. Flaherty would be willing to make such modifications to the challenged statements as the Division may deem appropriate to avoid exclusion.

Conclusion.

Because Bristol-Myers has not established that his resolution may be omitted under Rule 14a-8, Mr. Flaherty respectfully asks the Division to advise that the Division does not concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,



Cornish F. Hitchcock

cc: Sandra Leung, Esq.
Mr. Dundas I. Flaherty

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

**Sandra Leung**
Vice President & Secretary



March 2, 2005

By Fax and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request for Reconsideration – Supplemental Letter
Proposals of Mr. Dundas Flaherty and the Sisters of Charity of Saint Elizabeth
Division of Corporation Finance Response Dated February 7, 2005 (Rule 14a-8).

Ladies & Gentlemen:

This will confirm that as long as the stockholder proposal submitted by the Sisters of Charity of Saint Elizabeth remains withdrawn by the proponents, Bristol Myers Squibb Company will not include it in the company's 2005 proxy materials.

Sincerely,

[signature]

Sandra Leung

cc: Mr. Dundas I. Flaherty
3749 Malibu Vista Drive
Malibu, CA 90265

Mr. Cornish Hitchcock, Esq.
5301 Wisconsin Avenue, NW
Washington, DC 20015

Mr. Dan Rosan
Interfaith Center on Corporate Responsibility
475 Riverside Drive, Room 1842
New York, NY 10115

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
Sisters of Charity of St. Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476